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                                 ANNUITY RIDER

This rider will be made part of the annuity contract to which it is attached. It shall become part of the Withdrawal Provisions section of the contract.

The fourth paragraph and the table of withdrawal charge percentages in the Withdrawal Charge provision on Contract Page 13 is hereby deleted from and replaced with the following:

   Refer to Contract Data for a list of your withdrawal charge percentages.

The Rider is effective as of the contract date of this contract unless a different date is shown here.


AMERICAN ENTERPRISE LIFE INSURANCE COMPANY


/s/ William A. Stoltzmann

Secretary



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